[REALNETWORKS, INC. LETTERHEAD]
March 4, 2009
Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief David Edgar, Staff Accountant

Re:	RealNetworks, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarter Ended September 30, 2008 Form 8-K Filed February 12, 2009 File No. 000-23137
Dear Mr. Kronforst:
Following up on a telephone conversation held last week between Mr. Edgar and me, we hereby inform you that we expect to file our response to the Staff’s February 19, 2009 comment letter relating to the above-referenced filings on or before March 16, 2009. RealNetworks, Inc. (the “Company”) just completed the process of preparing and filing its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), and the process of preparing the response to the comment letter involves many of the same Company employees who were most involved in completing the 2008 Form 10-K.
If you have any questions or concerns, please feel free to contact me at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501. Thank you for your consideration of this matter.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser
Robert Kimball RealNetworks, Inc.

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson KPMG LLP